

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 7, 2011

Via E-mail
Mr. Lawrence Miller
President and Chief Executive Officer
Stonemor Partners L.P.
311 Veterans Highway, Suite B
Levittown, PA 19056

       RE: Stonemor Partners L.P.
               Forms 10-K for the fiscal year ended December 31, 2010
               Filed March 30, 2011 and
               Forms 10-Q for the periods ended March 31 and June 30, 2011
               Filed May 10, 2011 and August 9, 2011, respectively
               File No. 0-50910

Dear Mr. Miller:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Cemetery Segments, page 54

1. Please refer to the last sentence in the third paragraph. Discuss in more detail how the presentation based on the value of written contracts is meaningful and useful to investors. In addition, discuss in more detail the meaning of "production based view of our business" and "economic value added." Please provide us with the proposed disclosures that you will include in future filings to provide details above.

Costs and Expenses, pages 60 and 68

2. Please discuss in more detail what the ratios related to cemetery expenses, selling expenses and general and administrative expenses tells you about your current and future results of operations. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Note 1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies.
Principles of Consolidation, page 91

3. Please clarify your disclosure regarding the accounting treatment of the long-term cemetery operating agreements that did not result in consolidation, so that the nature, purpose, and terms of the agreements appear more transparent to readers. For example, please explain how the "results of operations of 6 cemeteries are included in our results of operations from the date the Company began operating the properties" if you are not able to consolidate them. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director